

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Linda Rubinstein
Chief Financial Officer
Adverum Biotechnologies, Inc.
100 Cardinal Way
Redwood City , CA

   Re: Adverum Biotechnologies, Inc.
   Form 10-K for Fiscal Year Ended December 31, 2022
   Filed March 30, 2023
   File No. 001-36579

Dear Linda Rubinstein:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences